Fourth Quarter 2009
Earnings Release and Supplemental Information







HOME PROPERTIES®

1804

The Sycamores
Reston, Virginia



850 Clinton Square • Rochester, NY 14604 • 585-546-4900 • www.homeproperties.com



HOME PROPERTIES, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
FOURTH QUARTER 2009
TABLE OF CONTENTS



FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS FOURTH QUARTER AND YEAR END 2009 RESULTS

Dividend Reduced

ROCHESTER, NY, FEBRUARY 18, 2010 – Home Properties (NYSE:HME) today released financial results for the fourth quarter and year ended December 31, 2009. All results are reported on a diluted basis.

"Home Properties' sector-leading 2009 net operating income ("NOI") growth reflects the consistency and strength of the Company's geographic markets, middle-market apartment strategy and operations focus," said Edward J. Pettinella, Home Properties President and CEO. "Based on our projections and those of the other publicly-traded apartment companies, we expect to repeat our number one performance in same-store NOI growth in 2010."

Earnings per share ("EPS") for the quarter ended December 31, 2009 was $0.36, compared to $0.78 for the quarter ended December 31, 2008. The $0.42 decrease in EPS is primarily attributable to a gain on early extinguishment of debt of $0.25 per share offset by a real estate impairment charge on assets held as general partner of $0.09 per share, both recorded in the fourth quarter 2008, combined with a decrease of $0.24 per share in gain on disposition of property between 2009 and 2008. EPS for the year ended December 31, 2009 was $1.04, compared to $2.04 for the year ended December 31, 2008. The year-over-year decrease of $1.00 per share is primarily attributable to the fourth quarter 2008 gain on early extinguishment of debt and real estate impairment charge, combined with a decrease in gain on disposition of property between years.

For the quarter ended December 31, 2009, Funds From Operations ("FFO") was $35.4 million, or $0.77 per share, compared to $43.0 million, or $0.95 per share, for the quarter ended December 31, 2008. Fourth quarter 2009 FFO of $0.77 per share was $0.01 above the midpoint of the guidance range provided by management and met the analysts' mean estimate, as reported by Thomson. FFO for the year ended December 31, 2009 was $3.22 per share, compared to $3.45 in the year-ago period. Excluding two unusual non-recurring items recorded in the 2008 fourth quarter for gain on early extinguishment of debt after fees and other accruals, and an impairment charge, FFO per share would have been $0.81 for the 2008 fourth quarter and $3.32 for the full year 2008. Compared to the adjusted FFO per share for 2008, 2009 results represent a decrease of 4.4% for the quarter and 2.9% for the full year. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

Fourth Quarter Operating Results

For the fourth quarter of 2009, same-property comparisons (for 102 "Core" properties containing 34,768 apartment units owned since January 1, 2008) reflected a decrease in total revenues of 1.6% compared to the same quarter a year ago. Net operating income ("NOI") increased by

1.1% from the fourth quarter of 2008. Property level operating expenses decreased by 5.2% compared to the prior year quarter, primarily due to decreases in natural gas heating costs, repairs and maintenance, personnel costs and property insurance, which were partially offset by an increase in snow removal costs.

Average physical occupancy for the Core properties was 95.1% during the fourth quarter of 2009, compared to 94.9% during the fourth quarter of 2008. Average monthly rental rates of $1,130 represent a 1.4% decrease compared to the year-ago period.

On a sequential basis, compared to the 2009 third quarter results for the Core properties, total revenues increased 0.7% in the fourth quarter of 2009, expenses were up 2.4% and net operating income decreased 0.5%. Average physical occupancy at 95.1% was identical to third quarter 2009 occupancy.

Physical occupancy for the 1,029 net apartment units acquired/developed between January 1, 2008 and December 31, 2009 (the "Recently Acquired Communities") averaged 93.9% during the fourth quarter of 2009, at average monthly rents of $1,138.

Year-to-Date Operating Results

For the year ended December 31, 2009, same-property comparisons for the Core properties reflected a decrease in total revenue of 0.1% and expenses of 0.2%, resulting in net operating income that was essentially flat compared to 2008. Property level operating expenses decreased for the year, primarily due to decreases in natural gas heating costs, property insurance and property management G&A costs, which were partially offset by increases in personnel costs, real estate taxes and snow removal costs.

Average physical occupancy for the Core properties was 94.9% during 2009, down from 95.0% a year ago, with average monthly base rents rising 0.1%.

Dispositions

During the fourth quarter of 2009, the Company closed on two separate sale transactions, with a total of 592 units, for $40.5 million, producing $39.3 million in net proceeds after closing costs. A gain on sale of $10.8 million was recorded in the fourth quarter related to these sales. The details for a 432-unit property located in Philadelphia sold earlier in the quarter were presented in the third quarter earnings news release. The most recent sale, closed December 16, 2009, was a 160-unit property also located in Philadelphia, which sold for $10.5 million at an expected first year cap rate of 7.6%.

Development

The Company has two projects currently under construction, 1200 East West Highway and The Courts at Huntington Station. 1200 East West Highway is in Silver Spring, Maryland and construction is expected to be completed in April 2010. It is a 14-story high rise with 247 apartments and 10,600 square feet of retail or nonresidential space that is expected to have initial occupancy in March 2010. Stabilization is anticipated after a one-year lease-up period.

The Courts at Huntington Station is in Alexandria, Virginia and construction of the 202 units in Phase I is expected to be complete by the end of May 2010. Initial occupancy is expected in

April 2010 and the lease-up period is projected to last eleven months. Construction on Phase II (219 units) has commenced and is scheduled to be complete in the second quarter of 2011, reaching stabilized occupancy a year later.

The Company owns no raw land and has no real estate development investments in which the cost is in excess of fair market value. Therefore, the Company has not had to record any development pipeline impairment charges. The Company does not plan to acquire new entitled or raw land for development in 2010.

Capital Markets Activities

As of December 31, 2009, the Company's ratio of debt-to-total market capitalization was 51.1% (based on a December 31, 2009 stock price of $47.71 to determine equity value), with $53.5 million outstanding on its $175 million revolving credit facility and $8.8 million of unrestricted cash on hand. Total debt of $2.3 billion was outstanding, at rates of interest averaging 5.6% and with staggered maturities averaging approximately six years. Approximately 89% of total indebtedness is at fixed rates. Interest coverage for the year averaged 2.2 times and the fixed charge ratio averaged 2.1 times.

In the 2009 fourth quarter, the Company closed on approximately $151 million in new secured loans, generating $34 million in net proceeds after the payoff of maturing loans. An additional $51 million of maturing debt was paid off, adding four properties to the unencumbered pool. The Company has reduced 2010 maturities from $305 million as of September 30, 2009 to only $146 million at December 31, 2009 by refinancing loans prior to maturity.

The Company did not repurchase any of its common shares during the fourth quarter. As of December 31, 2009, the Company has Board authorization to buy back up to approximately 2.3 million additional shares of its common stock or Operating Partnership Units, although it has no current plans to do so.

During the fourth quarter of 2009, the Company initiated an At-The-Market ("ATM") equity offering program through which it may sell up to 3.7 million common shares, not to exceed $150 million of gross proceeds. During the fourth quarter, 871,600 shares were issued at an average price of $45.70 generating net proceeds of $39 million. In January 2010, the settlement of pending trades at December 31, 2009 resulted in an additional 169,600 shares issued at an average price of $48.37 generating net proceeds of $8 million. As of December 31, 2009, up to 2,658,800 shares remain available for issuance under this program.

Outlook

For 2010, the Company expects FFO per share between $2.75 and $2.99 per share, which will produce FFO per share growth of negative 14.6% to negative 7.1% when compared to 2009 results. This guidance range reflects management's current assessment of economic and market conditions. The assumptions for the 2010 projections are included with the published supplemental information.

Pettinella commented, "Like our peers in the industry, we continue to feel the effects of the current economic environment, but despite what we view as a challenging 2010, our outlook for same-unit NOI performance is the best among our peers. The impact of relatively favorable operating results is muted in our 2010 FFO projections due to the earnings dilution from lower than expected development yields, as well as dilution from the ATM equity offering program and higher interest expense from the September 2009 renewal of the line of credit. If the economy improves as projected, our outlook for 2011 is cautiously optimistic. Beyond that, we believe 2012 through 2014 could result in some of the best results in our history."

The quarterly breakdown for the 2010 guidance on FFO per share results is as follows: First quarter $0.65 to $0.71; second quarter $0.68 to $0.74; third quarter $0.72 to $0.78; fourth quarter $0.70 to $0.76.

Dividend Declared

The Company announced a regular cash dividend on the Company's common shares of $0.58 per share for the quarter ended December 31, 2009. The dividend is payable on March 5, 2010 to shareholders of record on March 1, 2010, and is equivalent to an annualized rate of $2.32 per share. The current annual dividend represents a 5.0% yield based on yesterday's closing price of $46.41. Home Properties' common stock will begin trading ex-dividend on February 25, 2010.

The quarterly dividend of $0.58 is a decrease of 13.4% from the Company's prior quarterly dividend of $0.67 per share.

"The Board's decision to reduce the dividend reflects the expectation that FFO will continue to be under pressure in 2010, before rental rate pricing improves in 2011 or beyond," said Pettinella. "Unlike many Real Estate Investment Trusts ("REITs") which cut or suspended their dividends in 2009, we were cautiously optimistic that we could weather the great recession without adjusting the dividend based on our sector-leading NOI last year. However, now that we expect the economic recovery to occur later and be more prolonged than originally anticipated, in addition to the increased common shares from the At the Market (ATM) equity offering program, we believe it is prudent to adjust our dividend payout level closer to the apartment REIT average." The Company said it would provide more information about the dividend decision on the conference call tomorrow.

Supplemental Information

The Company produces supplemental information that includes details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and new development. The supplemental information is available via the Company's Web site through the "Investor" section, e-mail or facsimile upon request.

Fourth Quarter and Year End 2009 Earnings Conference Call

The Company will conduct a conference call and simultaneous webcast tomorrow at 11:00 AM Eastern Time to review and comment on the information reported in this release. To listen to the call, please dial 800-758-5606 (International 212-231-2906). An audio replay of the call will be available through February 25, 2010, by dialing 800-633-8284 or 402-977-9140 and entering the passcode 21442490. The Company webcast, which includes audio and a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section home page of the Web site, http://www.homeproperties.com.

First Quarter 2010 Earnings Release and Conference Call

The first quarter financial results are scheduled to be released after the stock market closes on Thursday, May 6, 2010. A conference call, which will be simultaneously webcast, is scheduled for Friday, May 7, 2010 at 11:15 AM Eastern Time and is accessible following the above instructions. The passcode for that replay will be 21442491.

First Quarter 2010 Conference/Event Schedule

Home Properties' President and CEO, Edward J. Pettinella, is scheduled to participate in a roundtable presentation and question and answer session at the Citi 2010 Global Property CEO Conference in Palm Beach, Florida, on Wednesday, March 3, 2010 at 9:45 AM. The live presentation and related materials will be available in the "Investors" section of Home Properties' Web site.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast, Mid-Atlantic and Southeast Florida markets. Currently, Home Properties operates 107 communities containing 36,948 apartment units. Of these, 35,798 units in 105 communities are owned directly by the Company; 868 units are partially owned and managed by the Company as general partner, and 282 units are managed for other owners. For more information, visit Home Properties' Web site at homeproperties.com.

Tables to follow.

HOME PROPERTIES, INC.
SUMMARY OF OCCUPANCY AND PROPERTY OPERATING RESULTS

Fourth Quarter Results:	Avg. Physical Occupancy[a]		4Q 2009	4Q 2009 vs. 4Q 2008 % Growth			
			Average Monthly	Base Rental			
	4Q 2009	4Q 2008	Rent Per Occ Unit	Rates	Total Revenue	Total Expense	NOI
Core Properties[b]	95.1%	94.9%	$1,130	(1.4%)	(1.6%)	5.2%	1.1%
Acquisition Properties[c]	93.9%	NA	$1,138	NA	NA	NA	NA
TOTAL PORTFOLIO	95.0%	NA	$1,130	NA	NA	NA	NA

Year-To-Date Results:	Avg. Physical Occupancy[a]		YTD 2009	YTD 2009 vs. YTD 2008 % Growth			
			Average Monthly	Base Rental			
	YTD 2009	YTD 2008	Rent Per Occ Unit	Rates	Total Revenue	Total Expense	NOI
Core Properties[b]	94.9%	95.0%	$1,137	0.1%	(0.1%)	0.2%	0.0%
Acquisition Properties[c]	92.5%	NA	$1,162	NA	NA	NA	NA
TOTAL PORTFOLIO	94.8%	NA	$1,137	NA	NA	NA	NA

[a] Average physical occupancy is defined as total possible rental income, net of vacancy expense, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[b] Core Properties consist of 102 properties with 34,768 apartment units owned throughout 2008 and 2009.

[c] Acquisition Properties consist of 3 properties with 1,029 apartment units acquired/developed subsequent to January 1, 2008.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended December 31		Year Ended December 31	
	2009	**2008**	**2009**	**2008**
Rental income	$ 114,976	$ 114,665	$462,086	$452,142
Property other income	10,494	11,091	40,764	41,336
Interest income	41	6	59	165
Other income	301	92	700	400
Total revenues	125,812	125,854	503,609	494,043
Operating and maintenance	52,563	54,723	211,265	207,517
General and administrative	6,237	6,703	24,476	25,488
Interest	31,232	30,581	122,814	119,330
Depreciation and amortization	30,256	28,844	119,689	111,310
Impairment of real estate assets	-	4,000	-	4,000
Total expenses	120,288	124,851	478,244	467,645
Income from operations before gain on early extinguishment of debt	5,524	1,003	25,365	26,398
Gain on early extinguishment of debt	-	11,304	-	11,304
Income from continuing operations	5,524	12,307	25,365	37,702
Discontinued operations				
Income (loss) from discontinued operations	149	1,189	(2,601)	3,943
Gain on disposition of property	10,844	21,711	24,314	51,560
Discontinued operations	10,993	22,900	21,713	55,503
Net income	16,517	35,207	47,078	93,205
Net income attributable to noncontrolling interest	(4,284)	(10,068)	(12,659)	(27,124)
Net income attributable to common shareholders	$ 12,233	$ 25,139	$ 34,419	$ 66,081
Reconciliation from net income attributable to common shareholders to Funds From Operations:				
Net income attributable to common shareholders	$ 12,233	$ 25,139	$ 34,419	$ 66,081
Real property depreciation and amortization	29,718	29,435	118,480	114,260
Noncontrolling interest	4,284	10,068	12,659	27,124
Gain on disposition of property	(10,844)	(21,711)	(24,314)	(51,560)
Loss from early extinguishment of debt in connection with sale of real estate	-	30	4,927	1,413
FFO - basic and diluted [(1)]	$ 35,391	$ 42,961	$146,171	$157,318

[(1)]Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, noncontrolling interest and extraordinary items plus depreciation from real property. In 2009 and 2008, the Company added back debt extinguishment costs which were incurred as a result of repaying property-specific debt triggered upon sale as a gain or loss on sale of the property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended December 31		Year Ended December 31	
	2009	**2008**	**2009**	**2008**
FFO – basic and diluted	$ 35,391	$ 42,961	$ 146,171	$ 157,318
FFO – basic and diluted	$ 35,391	$ 42,961	$ 146,171	$ 157,318
Impairment of real property	-	4,000	-	4,000
FFO – operating [(2)]	$ 35,391	$ 46,961	$ 146,171	$ 161,318
FFO – basic and diluted	$ 35,391	$ 42,961	$ 146,171	$ 157,318
Recurring non-revenue generating capital expenses	(7,187)	(7,246)	(29,069)	(28,885)
Addback of non-cash interest expense	504	531	1,968	2,463
Addback of non-cash adjustment to gain on early extinguishment of debt	-	2,580	-	2,580
AFFO [(3)]	$ 28,708	$ 38,826	$ 119,070	$ 133,476
FFO – operating	$ 35,391	$ 46,961	$ 146,171	$ 161,318
Recurring non-revenue generating capital expenses	(7,187)	(7,246)	(29,069)	(28,885)
Addback of non-cash interest expense	504	531	1,968	2,463
Addback of non-cash adjustment to gain on early extinguishment of debt	-	2,580	-	2,580
AFFO – operating	$ 28,708	$ 42,826	$ 119,070	$ 137,476
Weighted average shares/units outstanding:				
Shares – basic	33,621.9	32,228.6	33,040.8	31,991.8
Shares – diluted	33,965.9	32,356.2	33,172.1	32,332.7
Shares/units – basic [(4)]	45,423.7	45,144.2	45,274.4	45,200.4
Shares/units – diluted [(4)]	45,767.7	45,271.8	45,405.7	45,541.3
Per share/unit:				
Net income – basic	$0.36	$0.78	$1.04	$2.07
Net income – diluted	$0.36	$0.78	$1.04	$2.04
FFO – basic	$0.78	$0.95	$3.23	$3.48
FFO – diluted	$0.77	$0.95	$3.22	$3.45
Operating FFO – diluted [(2)]	$0.77	$1.04	$3.22	$3.54
AFFO [(3)]	$0.63	$0.86	$2.62	$2.93
Operating AFFO [(2) (3)]	$0.63	$0.95	$2.62	$3.02
Common Dividend paid	$0.67	$0.67	$2.68	$2.65

[(2)] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of real estate impairment charges.

[(3)] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $800 and $780 per apartment unit in 2009 and 2008, respectively. Non-cash interest expense and non-cash adjustments to gain on early extinguishment of debt have been added back for 2009 and 2008. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[(4)] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	December 31, 2009	December 31, 2008
Land	$ 508,087	$ 515,610
Construction in progress	184,617	111,039
Buildings, improvements and equipment	3,223,275	3,245,741
	3,915,979	3,872,390
Accumulated depreciation	(733,142)	(636,970)
Real estate, net	3,182,837	3,235,420
Cash and cash equivalents	8,809	6,567
Cash in escrows	27,278	27,904
Accounts receivable	14,137	14,078
Prepaid expenses	16,783	16,277
Deferred charges	13,931	11,360
Other assets	4,259	5,488
Total assets	$ 3,268,034	$ 3,317,094
Mortgage notes payable	$ 2,112,645	$ 2,112,331
Exchangeable senior notes	136,136	134,169
Line of credit	53,500	71,000
Accounts payable	19,695	23,731
Accrued interest payable	10,661	10,845
Accrued expenses and other liabilities	27,989	32,043
Security deposits	19,334	21,443
Total liabilities	2,379,960	2,405,562
Common stockholders' equity	661,112	650,778
Noncontrolling interest	226,962	260,754
Total equity	888,074	911,532
Total liabilities and equity	$ 3,268,034	$ 3,317,094
Total shares/units outstanding:		
Common stock	34,655.4	32,431.3
Operating partnership units	11,734.6	12,821.2
	46,390.0	45,252.5

# # #

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237

FOURTH QUARTER 2009

	# of Units	Date Acquired	4Q '09 Rent/Mo.	4Q '09 Occup.	4Q '08 Occup.	4Q '09 versus 4Q '08 % Growth Rental Rates[1]	Total Revenue	Total Expense	Total NOI	4Q '09 % Co. NOI
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 1,067	91.9%	92.0%	(2.5%)	(4.0%)	6.6%	(2.0%)	
Canterbury Apartments	618	7/16/1999	$ 946	95.2%	95.8%	1.2%	(2.5%)	5.5%	(0.7%)	
Country Village	344	4/30/1998	$ 913	95.3%	94.6%	2.3%	0.4%	2.1%	2.3%	
Dunfield Townhomes	312	11/1/2007	$ 1,102	95.0%	95.7%	3.4%	4.1%	(2.9%)	4.9%	
Falcon Crest	396	7/16/1999	$ 977	91.7%	92.3%	0.0%	(2.2%)	9.9%	2.3%	
Fox Hall Apartments	720	3/29/2007	$ 804	94.0%	90.5%	(4.2%)	(3.1%)	8.7%	2.0%	
Gateway Village	132	7/16/1999	$ 1,279	96.4%	96.0%	(0.1%)	0.7%	(4.6%)	(1.3%)	
Heritage Woods	164	10/4/2006	$ 1,042	97.4%	96.0%	1.1%	3.4%	6.8%	10.1%	
Mill Towne Village Apts	384	5/31/2001	$ 866	95.4%	94.0%	0.6%	(2.0%)	2.9%	(1.4%)	
Morningside Heights	1,050	4/30/1998	$ 858	93.3%	92.6%	(2.0%)	(2.5%)	5.2%	(0.8%)	
Owings Run	504	7/16/1999	$ 1,180	94.7%	96.3%	(1.0%)	(0.1%)	(1.4%)	(0.8%)	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,146	95.1%	93.7%	(3.0%)	(3.2%)	2.8%	(3.4%)	
Saddle Brooke Apartments	468	10/29/2008	$ 1,008	94.2%	n/a	n/a	n/a	n/a	n/a	
Selford Townhomes	102	7/16/1999	$ 1,276	95.8%	90.0%	(3.5%)	0.8%	(2.9%)	(0.2%)	
The Coves at Chesapeake	469	11/20/2006	$ 1,175	93.7%	91.6%	(1.9%)	1.9%	3.4%	5.2%	
Timbercroft Townhomes	284	7/16/1999	$ 894	99.4%	99.1%	3.5%	1.9%	1.4%	4.1%	
Top Field	156	10/4/2006	$ 1,173	97.7%	95.9%	(1.3%)	(0.5%)	19.9%	10.5%	
Village Square Townhomes	370	7/16/1999	$ 1,121	94.6%	94.9%	(2.1%)	(7.4%)	3.1%	(9.6%)	
Woodholme Manor	177	3/31/2001	$ 865	96.2%	95.5%	1.1%	3.8%	10.8%	16.9%	
Total Baltimore Region	7,814		$ 997	94.4%	93.7%	(1.0%)	(1.5%)	4.7%	0.6%	20.0%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,505	94.6%	96.8%	0.4%	(2.2%)	12.7%	3.9%	
Highland House	172	5/31/2006	$ 1,130	96.9%	96.8%	(0.7%)	1.7%	1.5%	4.5%	
Liberty Place	107	6/6/2006	$ 1,408	95.4%	95.5%	(0.3%)	1.3%	1.0%	3.1%	
Stone Ends	280	2/12/2003	$ 1,215	96.7%	94.9%	(1.9%)	(0.3%)	8.4%	4.7%	
The Heights at Marlborough	348	9/7/2006	$ 1,155	94.3%	94.6%	(1.9%)	(4.5%)	(4.0%)	(11.0%)	
The Meadows at Marlborough	264	9/7/2006	$ 1,114	95.1%	96.8%	(2.5%)	(4.0%)	6.0%	(2.1%)	
The Townhomes of Beverly	204	2/15/2007	$ 1,409	96.0%	91.7%	(3.7%)	0.6%	9.4%	8.4%	
The Village at Marshfield	276	3/17/2004	$ 1,107	97.5%	93.2%	(5.0%)	0.7%	4.1%	3.8%	
Westwoods	35	4/30/2007	$ 1,192	90.1%	97.0%	(7.0%)	(10.5%)	(40.9%)	(52.3%)	
Total Boston Region	2,382		$ 1,286	95.4%	95.4%	(1.6%)	(1.6%)	5.8%	1.2%	7.5%
Chicago Region										
Blackhawk	371	10/20/2000	$ 846	96.1%	95.8%	(5.5%)	(5.6%)	34.3%	36.5%	
Courtyards Village	224	8/29/2001	$ 810	98.5%	95.5%	(3.9%)	(1.1%)	7.8%	7.1%	
Cypress Place	192	12/27/2000	$ 919	98.1%	96.7%	(3.8%)	(4.5%)	44.4%	48.0%	
The Colony	783	9/1/1999	$ 865	96.0%	97.2%	(3.6%)	(4.5%)	33.4%	26.1%	
The New Colonies	672	6/23/1998	$ 723	94.9%	95.3%	(0.8%)	(5.6%)	7.5%	(3.7%)	
Total Chicago Region	2,242		$ 818	96.2%	96.2%	(3.3%)	(4.6%)	25.6%	19.8%	4.5%
Florida Region										
The Hamptons	668	7/7/2004	$ 997	93.1%	95.2%	(2.6%)	(6.6%)	5.3%	(7.9%)	
Vinings at Hampton Village	168	7/7/2004	$ 1,109	96.4%	95.5%	(2.0%)	(0.6%)	3.5%	2.5%	
Total Florida Region	836		$ 1,020	93.8%	95.3%	(2.5%)	(5.3%)	4.9%	(5.6%)	1.7%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,215	94.3%	97.2%	1.8%	(2.5%)	0.4%	(4.4%)	
Cambridge Village	82	3/1/2002	$ 1,661	98.3%	96.8%	0.2%	3.1%	7.1%	12.7%	
Devonshire Hills	297	7/16/2001	$ 1,695	94.6%	96.3%	0.7%	(3.5%)	6.1%	(2.0%)	
Hawthorne Court	434	4/4/2002	$ 1,372	95.8%	95.3%	(1.4%)	(3.2%)	(11.5%)	(13.5%)	
Heritage Square	80	4/4/2002	$ 1,702	98.4%	98.1%	1.5%	5.7%	(3.1%)	7.7%	
Holiday Square	144	5/31/2002	$ 1,174	94.2%	96.7%	1.0%	(1.6%)	2.6%	(0.9%)	
Lake Grove Apartments	368	2/3/1997	$ 1,371	96.8%	96.4%	(3.1%)	(1.9%)	1.7%	(2.0%)	
Mid- Island Estates	232	7/1/1997	$ 1,327	96.3%	97.5%	1.7%	(0.1%)	1.6%	1.3%	
Sayville Commons	342	7/15/2005	$ 1,548	93.6%	96.9%	2.1%	(2.0%)	1.9%	(2.1%)	
South Bay Manor	61	9/11/2000	$ 1,624	94.6%	96.7%	(0.5%)	(3.5%)	11.0%	2.8%	
Southern Meadows	452	6/29/2001	$ 1,369	95.4%	96.9%	0.1%	(3.6%)	2.1%	(4.8%)	
Stratford Greens	359	3/1/2002	$ 1,431	95.6%	94.9%	(1.7%)	(1.7%)	2.7%	(0.9%)	
Westwood Village Apts	242	3/1/2002	$ 2,270	96.2%	96.6%	(4.5%)	(4.5%)	4.6%	(4.4%)	
Woodmont Village Apts	96	3/1/2002	$ 1,289	96.4%	94.1%	(3.2%)	5.2%	9.9%	17.9%	
Yorkshire Village Apts	40	3/1/2002	$ 1,738	97.5%	96.8%	(1.4%)	2.3%	(7.2%)	(2.2%)	
Total Long Island Region	3,389		$ 1,490	95.6%	96.4%	(0.7%)	(2.1%)	1.3%	(2.7%)	11.8%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,186	97.9%	98.0%	(1.7%)	(1.2%)	3.6%	0.0%	
Redbank Village	500	7/7/1998	$ 858	97.5%	94.3%	(0.5%)	2.4%	11.2%	14.8%	
Total Maine Region	620		$ 921	97.6%	95.2%	(0.8%)	1.5%	9.7%	10.2%	1.4%

FOURTH QUARTER 2009

	# of Units	Date Acquired	4Q '09 Rent/Mo.	4Q '09 Occup.	4Q '08 Occup.	4Q '09 versus 4Q '08 % Growth Rental Rates[1]	Total Revenue	Total Expense	Total NOI	4Q '09 % Co. NOI
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 1,122	96.5%	93.4%	1.5%	9.3%	(21.5%)	(2.9%)	
Chatham Hill Apartments	308	1/30/2004	$ 1,700	93.0%	93.7%	(1.6%)	(1.1%)	14.8%	6.7%	
East Hill Gardens	33	7/7/1998	$ 1,501	91.7%	90.1%	0.5%	3.5%	16.0%	18.4%	
Hackensack Gardens	198	3/1/2005	$ 1,052	94.3%	96.2%	2.2%	(0.4%)	(88.0%)	(27.3%)	
Jacob Ford Village	270	2/15/2007	$ 1,158	95.5%	96.6%	4.7%	6.7%	4.9%	20.0%	
Lakeview	106	7/7/1998	$ 1,354	95.4%	94.5%	0.5%	0.5%	(1.7%)	(0.7%)	
Northwood Apartments	134	1/30/2004	$ 1,296	98.9%	97.1%	(1.6%)	2.7%	(6.3%)	(0.9%)	
Oak Manor	77	7/7/1998	$ 1,743	94.6%	95.4%	(2.8%)	(3.3%)	16.3%	7.0%	
Pleasant View	1,142	7/7/1998	$ 1,111	96.1%	94.3%	(3.7%)	0.5%	8.6%	8.7%	
Pleasure Bay	270	7/7/1998	$ 1,012	93.4%	92.6%	(6.0%)	4.1%	4.6%	14.6%	
Royal Gardens Apartments	550	5/28/1997	$ 1,203	96.7%	96.8%	(1.9%)	(1.8%)	7.8%	3.8%	
Wayne Village	275	7/7/1998	$ 1,378	96.5%	97.9%	(1.0%)	(2.3%)	7.2%	0.6%	
Windsor Realty	67	7/7/1998	$ 1,155	90.4%	94.8%	(4.5%)	(10.8%)	5.5%	(15.2%)	
Total New Jersey Region	3,578		$ 1,222	95.5%	95.1%	(1.8%)	0.4%	4.1%	4.1%	10.6%
Philadelphia Region										
Castle Club	158	3/15/2000	$ 946	93.6%	95.1%	(0.6%)	(1.0%)	1.3%	(0.7%)	
Chesterfield	247	9/23/1997	$ 887	96.6%	97.6%	(3.8%)	(4.5%)	(0.5%)	(9.2%)	
Curren Terrace	318	9/23/1997	$ 861	93.5%	95.2%	(3.5%)	(0.7%)	0.2%	(1.2%)	
Glen Brook	174	7/28/1999	$ 818	91.5%	95.6%	(0.8%)	(7.6%)	(3.6%)	(21.3%)	
Glen Manor	174	9/23/1997	$ 802	92.6%	95.6%	(0.7%)	(4.2%)	4.1%	(4.3%)	
Golf Club	399	3/15/2000	$ 1,050	94.2%	94.2%	(2.8%)	(3.5%)	5.9%	(1.8%)	
Hill Brook Place	274	7/28/1999	$ 847	96.6%	98.2%	(2.1%)	(5.3%)	2.7%	(8.2%)	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,143	91.4%	95.3%	5.7%	(0.7%)	(2.6%)	(3.2%)	
Home Properties of Devon	631	3/15/2000	$ 1,078	94.0%	92.5%	(3.5%)	0.4%	6.8%	6.1%	
New Orleans Park	442	7/28/1999	$ 854	94.2%	95.0%	(1.4%)	(2.7%)	2.7%	(2.6%)	
Racquet Club	466	7/7/1998	$ 1,025	94.9%	96.0%	(1.0%)	(2.5%)	2.7%	(2.4%)	
Racquet Club South	103	5/27/1999	$ 878	95.7%	94.4%	(3.0%)	(1.9%)	(5.5%)	(9.9%)	
Ridley Brook	244	7/28/1999	$ 918	93.5%	96.9%	0.6%	(1.5%)	5.2%	3.0%	
Sherry Lake	298	7/23/1998	$ 1,147	95.6%	95.1%	(3.8%)	(3.6%)	9.7%	0.4%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,116	95.4%	94.4%	(0.4%)	(0.3%)	11.9%	9.3%	
The Landings	384	11/25/1996	$ 959	96.1%	95.2%	(4.1%)	(1.7%)	6.9%	2.7%	
Trexler Park	250	3/15/2000	$ 1,035	91.1%	92.7%	(3.4%)	(14.1%)	8.5%	(18.4%)	
Trexler Park West	216	8/15/2008	$ 1,223	96.3%	94.0%	(1.8%)	(0.1%)	(3.3%)	(2.0%)	
William Henry	363	3/15/2000	$ 1,071	91.7%	93.2%	(5.9%)	(7.5%)	5.9%	(8.9%)	
Total Philadelphia Region	5,603		$ 994	94.1%	94.8%	(2.2%)	(3.1%)	3.7%	(2.5%)	13.2%
Washington, D.C. Region										
Braddock Lee	255	3/16/1998	$ 1,264	96.9%	96.8%	(1.1%)	(0.2%)	3.6%	2.0%	
Cider Mill	864	9/27/2002	$ 1,094	96.0%	94.1%	(1.4%)	(4.1%)	1.9%	(5.9%)	
Cinnamon Run	511	12/28/2005	$ 1,206	93.8%	95.5%	1.4%	(1.4%)	4.1%	(0.1%)	
East Meadow	150	8/1/2000	$ 1,270	97.0%	95.2%	(3.0%)	0.1%	1.6%	1.3%	
Elmwood Terrace	504	6/30/2000	$ 910	92.7%	96.1%	(1.3%)	(3.5%)	(3.5%)	(10.3%)	
Falkland Chase	450	9/10/2003	$ 1,333	95.8%	91.7%	(3.5%)	(0.3%)	4.2%	2.0%	
Mount Vernon Square	1,387	12/27/2006	$ 1,199	95.0%	93.9%	(0.2%)	0.1%	6.0%	3.7%	
Orleans Village	851	11/16/2000	$ 1,314	95.6%	94.7%	(0.4%)	2.5%	2.1%	5.9%	
Park Shirlington	294	3/16/1998	$ 1,279	96.0%	95.4%	(0.9%)	(1.4%)	10.1%	5.3%	
Peppertree Farm	879	12/28/2005	$ 1,175	92.3%	94.5%	1.0%	(3.9%)	3.3%	(4.3%)	
Seminary Hill	296	7/1/1999	$ 1,249	97.8%	96.5%	(1.5%)	0.3%	8.4%	7.5%	
Seminary Towers	541	7/1/1999	$ 1,285	95.9%	94.1%	(1.2%)	(0.6%)	5.9%	4.0%	
Tamarron Apartments	132	7/16/1999	$ 1,419	97.2%	94.6%	(3.6%)	0.7%	0.6%	1.3%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,276	95.9%	96.0%	(0.9%)	(1.0%)	(2.9%)	(3.0%)	
The Manor - MD	435	8/31/2001	$ 1,214	96.8%	91.5%	(0.1%)	5.7%	6.4%	14.5%	
The Manor - VA	198	2/19/1999	$ 1,018	94.9%	95.5%	(2.4%)	(3.5%)	2.0%	(4.8%)	
The Sycamores	185	12/16/2002	$ 1,327	97.2%	96.2%	(2.7%)	(3.0%)	(2.4%)	(6.2%)	
Virginia Village	344	5/31/2001	$ 1,256	97.2%	96.3%	0.5%	2.3%	2.5%	6.1%	
West Springfield	244	11/18/2002	$ 1,388	97.6%	94.9%	(4.4%)	(1.7%)	0.6%	(2.3%)	
Westchester West	345	12/30/2008	$ 1,263	92.0%	n/a	n/a	n/a	n/a	n/a	
Woodleaf Apartments	228	3/19/2004	$ 1,193	93.0%	91.9%	0.4%	1.1%	0.5%	2.0%	
Total Washington, D.C. Region	9,333		$ 1,215	95.2%	94.5%	(0.8%)	(0.6%)	3.5%	1.3%	29.3%
TOTAL OWNED PORTFOLIO	**35,797**		**$ 1,130**	**95.0%**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**100.0%**
TOTAL CORE PORTFOLIO	**34,768**		**$ 1,130**	**95.1%**	**94.9%**	**(1.4%)**	**(1.6%)**	**5.2%**	**1.1%**	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

December YTD

	# of Units	Date Acquired	YTD '09 Rent/Mo.	YTD '09 Occup.	YTD '08 Occup.	YTD '09 versus YTD '08 % Growth Rental Rates[(1)]	Total Revenue	Total Expense	Total NOI	YTD '09 % Co. NOI
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 1,079	92.4%	93.1%	1.5%	0.2%	(0.7%)	(0.2%)	
Canterbury Apartments	618	7/16/1999	$ 943	94.4%	94.1%	0.9%	(0.7%)	1.4%	(0.3%)	
Country Village	344	4/30/1998	$ 903	95.7%	94.8%	1.1%	0.5%	(1.4%)	(0.2%)	
Dunfield Townhomes	312	11/1/2007	$ 1,086	95.8%	94.4%	2.8%	5.3%	(0.3%)	8.3%	
Falcon Crest	396	7/16/1999	$ 974	93.0%	92.7%	0.1%	(0.7%)	4.0%	1.1%	
Fox Hall Apartments	720	3/29/2007	$ 821	92.1%	92.6%	(2.3%)	0.1%	4.0%	3.9%	
Gateway Village	132	7/16/1999	$ 1,277	95.8%	96.0%	0.4%	(0.3%)	(2.0%)	(1.5%)	
Heritage Woods	164	10/4/2006	$ 1,028	96.5%	95.6%	0.7%	2.1%	(1.2%)	2.7%	
Mill Towne Village Apts	384	5/31/2001	$ 868	94.1%	94.4%	0.7%	(1.3%)	(1.7%)	(3.3%)	
Morningside Heights	1,050	4/30/1998	$ 868	92.5%	92.6%	(0.9%)	(1.6%)	3.6%	(0.4%)	
Owings Run	504	7/16/1999	$ 1,184	95.1%	95.6%	0.4%	0.7%	0.0%	1.1%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,161	94.7%	94.5%	0.5%	0.3%	2.5%	2.3%	
Saddle Brooke Apartments	468	10/29/2008	$ 1,042	91.4%	n/a	n/a	n/a	n/a	n/a	
Selford Townhomes	102	7/16/1999	$ 1,291	91.5%	92.0%	(0.7%)	(0.5%)	(2.6%)	(2.1%)	
The Coves at Chesapeake	469	11/20/2006	$ 1,186	92.7%	90.7%	(1.1%)	1.5%	(4.7%)	(0.4%)	
Timbercroft Townhomes	284	7/16/1999	$ 884	99.3%	99.1%	3.9%	2.5%	(0.5%)	3.8%	
Top Field	156	10/4/2006	$ 1,181	96.2%	95.8%	1.9%	3.3%	2.3%	6.1%	
Village Square Townhomes	370	7/16/1999	$ 1,132	93.8%	94.7%	(1.6%)	(3.5%)	0.5%	(5.1%)	
Woodholme Manor	177	3/31/2001	$ 858	95.8%	94.0%	1.2%	4.5%	8.2%	15.8%	
Total Baltimore Region	7,814		$ 1,004	93.8%	93.8%	0.3%	0.2%	0.8%	0.8%	20.0%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,507	94.9%	96.1%	2.0%	0.6%	6.5%	4.9%	
Highland House	172	5/31/2006	$ 1,145	95.9%	96.5%	0.4%	0.6%	(9.8%)	(6.2%)	
Liberty Place	107	6/6/2006	$ 1,408	96.5%	95.3%	0.7%	1.8%	(1.6%)	1.9%	
Stone Ends	280	2/12/2003	$ 1,223	96.6%	94.9%	(0.7%)	1.3%	1.3%	2.9%	
The Heights at Marlborough	348	9/7/2006	$ 1,166	95.0%	95.8%	0.9%	0.5%	(10.1%)	(6.8%)	
The Meadows at Marlborough	264	9/7/2006	$ 1,131	95.9%	96.5%	(0.9%)	(1.8%)	(7.2%)	(9.4%)	
The Townhomes of Beverly	204	2/15/2007	$ 1,437	95.5%	94.2%	(0.5%)	0.4%	2.3%	2.4%	
The Village at Marshfield	276	3/17/2004	$ 1,131	95.8%	94.1%	(2.9%)	(0.4%)	(2.9%)	(2.3%)	
Westwoods	35	4/30/2007	$ 1,242	93.3%	96.9%	(0.3%)	(4.5%)	(18.4%)	(23.2%)	
Total Boston Region	2,382		$ 1,298	95.5%	95.6%	0.3%	0.3%	(1.1%)	(0.3%)	7.5%
Chicago Region										
Blackhawk	371	10/20/2000	$ 872	95.8%	95.7%	(1.9%)	(3.1%)	13.0%	10.3%	
Courtyards Village	224	8/29/2001	$ 826	97.3%	97.3%	(0.3%)	(1.7%)	5.0%	1.7%	
Cypress Place	192	12/27/2000	$ 938	97.3%	97.2%	(1.3%)	(1.3%)	15.2%	16.1%	
The Colony	783	9/1/1999	$ 882	95.5%	97.1%	(1.6%)	(2.8%)	10.2%	4.3%	
The New Colonies	672	6/23/1998	$ 726	95.5%	95.6%	0.4%	(2.9%)	8.4%	2.3%	
Total Chicago Region	2,242		$ 833	95.9%	96.5%	(1.0%)	(2.6%)	10.3%	5.4%	4.2%
Florida Region										
The Hamptons	668	7/7/2004	$ 1,007	94.2%	94.6%	(2.7%)	(6.5%)	1.8%	(11.1%)	
Vinings at Hampton Village	168	7/7/2004	$ 1,115	95.5%	94.3%	(2.4%)	0.3%	4.2%	5.5%	
Total Florida Region	836		$ 1,029	94.5%	94.6%	(2.6%)	(5.0%)	2.3%	(7.8%)	1.7%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,215	94.8%	95.3%	2.1%	1.5%	1.6%	4.4%	
Cambridge Village	82	3/1/2002	$ 1,667	98.1%	98.0%	1.5%	3.6%	(0.9%)	5.9%	
Devonshire Hills	297	7/16/2001	$ 1,679	96.1%	96.7%	(1.0%)	(1.3%)	(1.7%)	(2.8%)	
Hawthorne Court	434	4/4/2002	$ 1,369	96.5%	96.2%	(1.7%)	(1.4%)	(2.2%)	(4.5%)	
Heritage Square	80	4/4/2002	$ 1,682	96.1%	97.3%	1.2%	0.5%	(6.7%)	(4.5%)	
Holiday Square	144	5/31/2002	$ 1,178	95.2%	96.7%	1.6%	(0.3%)	(4.9%)	(4.0%)	
Lake Grove Apartments	368	2/3/1997	$ 1,377	96.4%	95.7%	(1.5%)	0.8%	(2.9%)	(0.7%)	
Mid- Island Estates	232	7/1/1997	$ 1,320	97.1%	96.2%	0.5%	2.6%	(6.1%)	(0.3%)	
Sayville Commons	342	7/15/2005	$ 1,538	95.6%	95.4%	1.9%	2.4%	(2.9%)	2.2%	
South Bay Manor	61	9/11/2000	$ 1,618	96.0%	94.2%	(0.7%)	(0.0%)	2.6%	2.1%	
Southern Meadows	452	6/29/2001	$ 1,367	95.9%	95.4%	0.7%	1.5%	(2.0%)	1.1%	
Stratford Greens	359	3/1/2002	$ 1,428	96.3%	96.1%	(1.2%)	(1.5%)	4.8%	1.0%	
Westwood Village Apts	242	3/1/2002	$ 2,321	95.6%	97.1%	0.2%	(0.5%)	(2.5%)	(2.6%)	
Woodmont Village Apts	96	3/1/2002	$ 1,282	96.4%	93.7%	(3.8%)	3.6%	(3.0%)	3.9%	
Yorkshire Village Apts	40	3/1/2002	$ 1,751	96.6%	97.5%	1.6%	1.3%	(1.4%)	1.1%	
Total Long Island Region	3,389		$ 1,490	96.1%	96.1%	(0.1%)	0.4%	(1.7%)	(0.6%)	12.0%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,187	97.2%	96.7%	0.7%	2.3%	(1.5%)	2.7%	
Redbank Village	500	7/7/1998	$ 861	96.4%	94.9%	1.4%	1.9%	4.3%	7.1%	
Total Maine Region	620		$ 924	96.6%	95.3%	1.2%	2.0%	3.1%	5.8%	1.4%

December YTD	# of Units	Date Acquired	YTD '09 Rent/Mo.	YTD '09 Occup.	YTD '08 Occup.	YTD '09 versus YTD '08 % Growth: Rental Rates[(1)]	Total Revenue	Total Expense	Total NOI	YTD '09 % Co. NOI
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 1,115	95.6%	95.8%	4.4%	4.7%	(15.7%)	(4.5%)	
Chatham Hill Apartments	308	1/30/2004	$ 1,708	93.8%	94.7%	(0.8%)	(1.2%)	7.2%	2.1%	
East Hill Gardens	33	7/7/1998	$ 1,481	94.3%	95.3%	(1.3%)	(2.6%)	(1.9%)	(5.4%)	
Hackensack Gardens	198	3/1/2005	$ 1,058	92.4%	93.9%	4.3%	3.1%	(5.4%)	1.0%	
Jacob Ford Village	270	2/15/2007	$ 1,139	95.8%	94.9%	4.1%	5.0%	(0.8%)	8.6%	
Lakeview	106	7/7/1998	$ 1,354	94.0%	96.2%	0.7%	(1.7%)	(1.7%)	(4.3%)	
Northwood Apartments	134	1/30/2004	$ 1,309	96.9%	95.2%	(0.1%)	2.5%	(0.8%)	4.2%	
Oak Manor	77	7/7/1998	$ 1,763	94.8%	96.4%	(1.0%)	(2.1%)	3.9%	(1.0%)	
Pleasant View	1,142	7/7/1998	$ 1,132	94.0%	93.9%	(2.1%)	(0.5%)	(3.9%)	(3.7%)	
Pleasure Bay	270	7/7/1998	$ 1,038	93.6%	93.1%	(3.6%)	(1.0%)	2.3%	0.3%	
Royal Gardens Apartments	550	5/28/1997	$ 1,217	95.9%	95.6%	(1.0%)	(0.3%)	0.4%	(0.3%)	
Wayne Village	275	7/7/1998	$ 1,385	96.4%	96.2%	0.1%	0.6%	1.8%	2.1%	
Windsor Realty	67	7/7/1998	$ 1,182	93.2%	95.5%	(1.1%)	(3.1%)	1.9%	(4.0%)	
Total New Jersey Region	3,578		$ 1,234	94.7%	94.8%	(0.5%)	0.2%	(0.9%)	(0.4%)	10.5%
Philadelphia Region										
Castle Club	158	3/15/2000	$ 951	94.5%	94.1%	0.4%	1.3%	(0.3%)	2.3%	
Chesterfield	247	9/23/1997	$ 905	96.2%	94.8%	(2.0%)	(0.9%)	(3.7%)	(5.2%)	
Curren Terrace	318	9/23/1997	$ 879	93.7%	93.6%	(2.6%)	(0.1%)	0.1%	(0.1%)	
Glen Brook	174	7/28/1999	$ 823	91.3%	92.9%	(0.1%)	(3.9%)	(1.1%)	(10.3%)	
Glen Manor	174	9/23/1997	$ 802	94.6%	95.3%	0.1%	(0.8%)	1.5%	(0.0%)	
Golf Club	399	3/15/2000	$ 1,068	93.9%	94.6%	0.7%	0.5%	0.8%	1.4%	
Hill Brook Place	274	7/28/1999	$ 854	95.5%	95.6%	(2.0%)	(2.5%)	(2.4%)	(7.8%)	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,121	91.4%	94.2%	5.6%	0.2%	(1.1%)	(0.6%)	
Home Properties of Devon	631	3/15/2000	$ 1,093	93.0%	93.0%	(1.7%)	(1.3%)	0.0%	(2.2%)	
New Orleans Park	442	7/28/1999	$ 862	94.4%	94.7%	(0.0%)	(1.8%)	(2.2%)	(5.6%)	
Racquet Club	466	7/7/1998	$ 1,028	95.4%	95.9%	(0.4%)	(2.2%)	(2.3%)	(5.6%)	
Racquet Club South	103	5/27/1999	$ 890	95.0%	95.2%	(1.0%)	(2.4%)	(7.4%)	(11.6%)	
Ridley Brook	244	7/28/1999	$ 917	94.6%	95.3%	1.1%	1.8%	(0.3%)	3.3%	
Sherry Lake	298	7/23/1998	$ 1,171	94.9%	95.4%	(1.4%)	(1.9%)	0.1%	(3.0%)	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,108	97.0%	96.2%	0.2%	0.6%	1.9%	2.4%	
The Landings	384	11/25/1996	$ 981	95.7%	95.9%	(1.2%)	(0.4%)	(1.6%)	(1.8%)	
Trexler Park	250	3/15/2000	$ 1,048	92.5%	93.9%	(1.1%)	(8.1%)	(0.1%)	(14.3%)	
Trexler Park West	216	8/15/2008	$ 1,235	94.8%	n/a	n/a	n/a	n/a	n/a	
William Henry	363	3/15/2000	$ 1,105	92.5%	95.0%	(1.5%)	(5.4%)	4.1%	(6.5%)	
Total Philadelphia Region	5,603		$ 1,005	94.1%	94.7%	(0.5%)	(1.6%)	(0.6%)	(3.4%)	13.5%
Washington, D.C. Region										
Braddock Lee	255	3/16/1998	$ 1,273	97.2%	96.2%	0.6%	1.3%	0.4%	2.4%	
Cider Mill	864	9/27/2002	$ 1,102	95.0%	95.4%	0.7%	(1.1%)	(3.4%)	(4.6%)	
Cinnamon Run	511	12/28/2005	$ 1,194	95.2%	96.4%	1.5%	(0.2%)	1.5%	0.4%	
East Meadow	150	8/1/2000	$ 1,282	98.2%	96.0%	(2.0%)	0.2%	1.8%	1.4%	
Elmwood Terrace	504	6/30/2000	$ 917	92.5%	93.9%	0.6%	0.8%	(0.6%)	1.0%	
Falkland Chase	450	9/10/2003	$ 1,349	93.9%	93.3%	(0.7%)	(0.7%)	(1.9%)	(2.0%)	
Mount Vernon Square	1,387	12/27/2006	$ 1,196	94.9%	95.2%	1.9%	0.6%	2.2%	2.2%	
Orleans Village	851	11/16/2000	$ 1,321	95.3%	95.7%	1.4%	1.1%	(3.4%)	(0.3%)	
Park Shirlington	294	3/16/1998	$ 1,290	96.2%	96.4%	2.1%	1.8%	3.4%	5.7%	
Peppertree Farm	879	12/28/2005	$ 1,174	92.6%	93.7%	2.3%	(0.1%)	(0.1%)	(0.2%)	
Seminary Hill	296	7/1/1999	$ 1,249	97.3%	96.5%	1.2%	1.0%	1.2%	2.9%	
Seminary Towers	541	7/1/1999	$ 1,295	94.9%	94.8%	0.9%	0.3%	0.2%	0.7%	
Tamarron Apartments	132	7/16/1999	$ 1,444	96.6%	94.8%	(0.6%)	1.9%	(0.3%)	2.8%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,269	96.7%	92.2%	(0.7%)	5.6%	(1.7%)	7.7%	
The Manor - MD	435	8/31/2001	$ 1,211	95.8%	91.8%	2.4%	5.8%	(2.2%)	8.2%	
The Manor - VA	198	2/19/1999	$ 1,029	95.9%	95.6%	(1.1%)	(0.1%)	(1.5%)	(1.4%)	
The Sycamores	185	12/16/2002	$ 1,341	97.3%	96.1%	(1.1%)	0.2%	(3.2%)	(1.4%)	
Virginia Village	344	5/31/2001	$ 1,259	97.8%	97.2%	2.0%	2.6%	0.8%	5.1%	
West Springfield	244	11/18/2002	$ 1,413	96.8%	96.7%	(1.4%)	(1.1%)	(5.0%)	(4.0%)	
Westchester West	345	12/30/2008	$ 1,278	92.3%	n/a	n/a	n/a	n/a	n/a	
Woodleaf Apartments	228	3/19/2004	$ 1,181	93.5%	93.1%	2.1%	2.8%	(1.9%)	3.4%	
Total Washington, D.C. Region	9,333		$ 1,219	95.1%	95.0%	1.0%	0.8%	(0.6%)	1.0%	29.2%
TOTAL OWNED PORTFOLIO	**35,797**		**$ 1,137**	**94.8%**	n/a	n/a	n/a	n/a	n/a	100.0%
TOTAL CORE PORTFOLIO	**34,768**		**$ 1,137**	**94.9%**	**95.0%**	0.1%	(0.1%)	0.2%	0.0%	

[(1)] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

Physical Occupancy Comparison By Region - Core Properties

Sequential Comparison
Fourth Quarter 2009 vs. Third Quarter 2009

Region	% Units	4Q '09	3Q '09	Variance
Washington, D.C.	25.9%	95.4%	95.5%	(0.1%)
Baltimore	21.1%	94.4%	94.0%	0.4%
New Jersey, Long Island	20.0%	95.5%	95.7%	(0.2%)
Philadelphia	15.5%	94.0%	93.7%	0.3%
Boston	6.9%	95.4%	95.8%	(0.4%)
Chicago	6.4%	96.2%	96.7%	(0.5%)
Florida	2.4%	93.8%	93.8%	0.0%
Other	1.8%	97.6%	97.8%	(0.2%)
Total Core	100.0%	95.1%	95.1%	0.0%

Year over Year Comparison
Fourth Quarter 2009 vs. Fourth Quarter 2008

Region	% Units	4Q '09	4Q '08	Variance
Washington, D.C.	25.9%	95.4%	94.5%	0.9%
Baltimore	21.1%	94.4%	93.7%	0.7%
New Jersey, Long Island	20.0%	95.5%	95.7%	(0.2%)
Philadelphia	15.5%	94.0%	94.8%	(0.8%)
Boston	6.9%	95.4%	95.4%	0.0%
Chicago	6.4%	96.2%	96.2%	0.0%
Florida	2.4%	93.8%	95.3%	(1.5%)
Other	1.8%	97.6%	95.2%	2.4%
Total Core	100.0%	95.1%	94.9%	0.2%

December vs. Quarter Comparison

Region	% Units	Dec '09	4Q '09	Variance
Washington, D.C.	25.9%	95.2%	95.4%	(0.2%)
Baltimore	21.1%	94.2%	94.4%	(0.2%)
New Jersey, Long Island	20.0%	95.0%	95.5%	(0.5%)
Philadelphia	15.5%	93.8%	94.0%	(0.2%)
Boston	6.9%	94.6%	95.4%	(0.8%)
Chicago	6.4%	95.6%	96.2%	(0.6%)
Florida	2.4%	93.7%	93.8%	(0.1%)
Other	1.8%	97.6%	97.6%	0.0%
Total Core	100.0%	94.8%	95.1%	(0.3%)

Net Operating Results - Core Properties

Sequential Results
Fourth Quarter 2009 vs. Third Quarter 2009

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington, D.C.	25.9%	(0.3%)	1.3%	(1.0%)	1.4%
Baltimore	21.1%	0.1%	0.6%	(0.4%)	0.8%
New Jersey, Long Island	20.0%	(0.8%)	0.5%	(7.7%)	(4.3%)
Philadelphia	15.5%	(0.5%)	1.9%	(7.0%)	(2.1%)
Boston	6.9%	(1.2%)	(1.8%)	(5.6%)	(6.0%)
Chicago	6.4%	(1.9%)	(1.6%)	17.5%	14.5%
Florida	2.4%	0.3%	0.0%	5.3%	6.4%
Other	1.8%	(0.2%)	0.1%	2.7%	1.8%
Total Core	100.0%	(0.5%)	0.7%	(2.4%)	(0.5%)

Year Over Year Results
Fourth Quarter 2009 vs. Fourth Quarter 2008

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington, D.C.	25.9%	0.3%	(0.6%)	3.5%	1.3%
Baltimore	21.1%	(0.6%)	(1.5%)	4.7%	0.6%
New Jersey, Long Island	20.0%	(1.1%)	(0.9%)	2.6%	0.4%
Philadelphia	15.5%	(3.4%)	(3.2%)	4.0%	(2.6%)
Boston	6.9%	(1.6%)	(1.6%)	5.8%	1.2%
Chicago	6.4%	(3.3%)	(4.6%)	25.6%	19.8%
Florida	2.4%	(3.7%)	(5.3%)	4.9%	(5.6%)
Other	1.8%	1.7%	1.4%	9.8%	9.3%
Total Core	100.0%	(1.1%)	(1.6%)	5.2%	1.1%

[1] Reflects net change in base rental revenues before utility reimbursements and economic occupancy changes.

Resident Statistics

Top Six Reasons for Moveouts - Owned Communities

	4Q '09	3Q '09	2Q '09	1Q '09	4Q '08	3Q '08	2Q '08	1Q '08	Year '09	Year '08	Year '07	Year '06
Home purchase	**14.8%**	12.4%	12.2%	9.9%	11.7%	12.4%	12.6%	11.1%	12.0%	12.0%	15.5%	18.5%
Eviction/skip	**14.8%**	12.5%	12.2%	16.6%	15.1%	13.8%	13.0%	16.4%	14.6%	14.6%	14.6%	14.2%
Employment related	**14.7%**	14.0%	16.4%	17.7%	15.6%	14.5%	15.2%	15.6%	15.2%	15.2%	16.1%	15.6%
Transfer w/in HME	**13.6%**	11.8%	12.4%	13.8%	14.2%	9.8%	8.2%	10.6%	10.7%	10.7%	8.3%	8.2%
Location convenience/ apartment size	**10.4%**	11.6%	10.0%	8.3%	9.0%	10.0%	11.0%	11.0%	10.3%	10.3%	13.7%	12.4%
Rent level	**9.7%**	10.0%	10.0%	10.2%	9.2%	9.6%	10.2%	9.1%	10.0%	9.5%	8.0%	8.4%

Traffic - Core

	Traffic 4Q '09 vs. 4Q '08	Traffic YTD '09 vs. YTD '08	Signed Leases 4Q '09 vs. 4Q '08	Signed Leases YTD '09 vs. YTD '08
Region				
Baltimore	-2%	-2%	14%	2%
Boston	17%	4%	23%	2%
Chicago	20%	5%	-3%	-1%
Florida	-20%	-27%	4%	0%
Long Island	15%	3%	10%	-8%
Maine	-12%	-7%	35%	1%
New Jersey	-2%	4%	-7%	-3%
Philadelphia	14%	4%	8%	-10%
Washington, D.C.	0%	2%	0%	-10%
Total Core	4%	1%	6%	-5%

Turnover - Core

	4Q '09	4Q '08	YTD '09	YTD '08
Baltimore	9.1%	9.0%	41.0%	43.3%
Boston	9.4%	8.7%	40.4%	40.0%
Chicago	11.2%	12.0%	47.8%	50.3%
Florida	12.0%	11.7%	49.3%	46.8%
Long Island	8.4%	8.5%	35.0%	35.9%
Maine	9.7%	9.5%	43.9%	46.5%
New Jersey	8.1%	9.0%	36.2%	37.7%
Philadelphia	9.6%	9.6%	43.8%	44.4%
Washington, D.C.	9.0%	9.4%	37.2%	39.7%
Total Core	9.2%	9.4%	40.1%	41.6%

Bad Debt as % of Rent and Utility Recovery - Core

4Q '09	4Q '08	YTD '09	YTD '08
1.24%	1.31%	1.24%	1.22%

Net Operating Income Detail - Core Properties
($ in thousands, except per unit data)

	4Q '09	4Q '08	Qtr Variance	% Variance	YTD '09	YTD '08	YTD Variance	% Variance
Rent	$ 110,655	$ 111,862	$ (1,207)	(1.1%)	$ 444,623	$ 444,264	$ 359	0.1%
Utility recovery	5,222	5,624	(402)	(7.1%)	19,425	20,088	(663)	(3.3%)
Rent including recoveries	115,877	117,486	(1,609)	(1.4%)	464,048	464,352	(304)	(0.1%)
Other income	5,037	5,363	(326)	(6.1%)	20,444	20,558	(114)	(0.6%)
Total income	120,914	122,849	(1,935)	(1.6%)	484,492	484,910	(418)	(0.1%)
Operating & maintenance	(50,118)	(52,856)	2,738	5.2%	(201,702)	(202,129)	427	0.2%
Net Core NOI	$ 70,796	$ 69,993	$ 803	1.1%	$ 282,790	$ 282,781	$ 9	0.0%
Physical Occupancy %	95.1%	94.9%	0.2%		94.9%	95.0%	(0.1%)	
Weighted Avg Rent per Unit	$ 1,130	$ 1,146	$ (16)	(1.4%)	$ 1,137	$ 1,136	$ 1	0.1%

Seasonality Factor for NAV Calculation

To annualize net operating income in order to calculate a net asset value, the seasonality factor to apply to the current quarter's effective NOI run rate is 25%. This will adjust for the typical seasonal variability in NOI for each quarter.

Operating Expense Detail - Core Properties
($ in thousands)

	4Q '09	4Q '08	Qtr Variance	% Variance	YTD '09	YTD '08	YTD Variance	% Variance
Electricity	$ 1,887	$ 2,027	$ 140	6.9%	$ 8,698	$ 8,402	$ (296)	(3.5%)
Gas	5,190	6,046	856	14.2%	18,356	19,290	934	4.8%
Water & sewer	3,665	3,461	(204)	(5.9%)	14,076	13,563	(513)	(3.8%)
Repairs & maintenance	7,166	7,869	703	8.9%	29,448	29,540	92	0.3%
Personnel expense	10,227	11,028	801	7.3%	45,172	43,903	(1,269)	(2.9%)
Advertising	1,017	1,063	46	4.3%	4,100	4,341	241	5.6%
Legal & professional	450	555	105	18.9%	1,560	1,786	226	12.7%
Office & telephone	1,228	1,442	214	14.8%	5,599	5,852	253	4.3%
Property insurance	3,323	3,672	349	9.5%	9,681	12,060	2,379	19.7%
Real estate taxes	11,177	11,101	(76)	(0.7%)	46,255	44,444	(1,811)	(4.1%)
Snow	478	174	(304)	(174.7%)	1,181	696	(485)	(69.7%)
Trash	848	809	(39)	(4.8%)	3,379	3,265	(114)	(3.5%)
Property management G & A	3,462	3,609	147	4.1%	14,197	14,987	790	5.3%
Total Core	$ 50,118	$ 52,856	$ 2,738	5.2%	$ 201,702	$ 202,129	$ 427	0.2%

Discontinued Operations
($ in thousands)

The operating results of discontinued operations are summarized as follows for the three and twelve months ended December 31, 2009 and 2008:

	4Q '09	4Q '08	Year '09	Year '08
Revenues:				
Rental income	$ 388	$ 5,241	$ 5,314	$ 22,821
Property other income	54	545	2,294	
Total revenues	442	5,859	25,115	
Expenses:				
Operating and maintenance	229	2,783	2,723	11,641
Interest expense [1]	-	635	4,497	4,121
Depreciation and amortization	64	1,240	5,410	
Total expenses	293	8,460	21,172	
Income (loss) from discontinued operations	$ 149	$ (2,601)	$ 3,943	$

[1] Includes prepayment penalties of $4,927 and $1,384 for the twelve months ended 2009 and 2008, respectively.

Summary Of Recent Acquisitions
($ in millions, except per unit data)

Community	Market	State	Purchase Date	# of Units	CAP Rate [1]	Purchase Price	Wgtd. Avg. Price Per Unit
2009 Acquisitions							
Community	Market	State	Purchase Date	# of Units	CAP Rate [1]	Purchase Price	Wgtd. Avg. Price Per Unit
2008 Acquisitions							
Saddle Brooke	Baltimore	MD	10/29/2008	468	6.7% $	51.5	$ 109,955
Westchester West	NoVA/DC	MD	12/30/2008	345	6.9%	49.0	141,939
			Total 2008	**813**	**6.8% $**	**100.4**	**$ 123,528**
		Total 2009 and 2008 Acquisitions		**813**	**6.8% $**	**100.4**	**$ 123,528**

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 3% management fee but before capital expenditures.

Summary Of Recent Sales
($ in millions, except per unit data)

Community	Market	State	Sale Date	# of Units	CAP Rate [1]	Sales Price	Wtd. Avg. Price Per Unit
2009 Sales							
Regency Club	New Jersey	NJ	1/30/2009	372	7.3% $	39.9 $	107,277
Lakeshore Villas	Hudson Valley	NY	1/30/2009	152	8.4%	11.5	75,631
Sunset Gardens	Hudson Valley	NY	1/30/2009	217	8.0%	16.4	75,631
Home Properties of Newark	Philadelphia	PA	10/1/2009	432	8.4%	30.0	69,444
Beechwood Gardens	Philadelphia	PA	12/16/2009	160	7.6%	10.5	65,625
			Total 2009	**1,333**	**7.8%** $	**108.3** $	**81,256**

Community	Market	State	Sale Date	# of Units	CAP Rate [1]	Sales Price	Wtd. Avg. Price Per Unit
2008 Sales							
Carriage Hill Apartments	Hudson Valley	NY	1/31/2008	140	6.7% $	15.1 $	107,750
Long Island: 5 Properties [2]	Long Island	NY	2/1/2008	363	6.1%	42.0	115,749
Mill Company Gardens	Portland	ME	2/21/2008	95	6.3%	7.4	77,747
Village Square	Philadelphia	PA	10/15/2008	128	6.5%	13.1	102,289
Valley View	Philadelphia	PA	12/22/2008	177	8.8%	10.5	59,073
Westchester Portfolio: 6 Properties [3]	Hudson Valley	NY	12/30/2008	324	7.3%	36.4	112,404
			Total 2008	**1,227**	**6.8%** $	**124.5** $	**101,431**
		Total 2009 and 2008 Sales		**2,560**	**7.3%** $	**232.8** $	**90,926**

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 3% management fee but before capital expenditures.
(2) Consists of East Winds Apartments, Coventry Village, Maple Tree, Terry Apartments and Rider Terrace.
(3) Consists of Bari Manor, Hudson View Estates, Sherwood Townhomes, Sparta Green, Sherwood House and Patricia Apartments.

Breakdown Of Owned Units By Market

Market	State	Net Acquired/ Developed in 2008	As of 12/31/2008	12/31/2008 % of Units	Net Acquired/ Developed in 2009	As of 12/31/2009	Current % of Units
Suburban Washington, D.C.	DC/MD/VA	345	9,333	25.14%	0	9,333	26.07%
Baltimore	MD	468	7,814	21.04%	0	7,814	21.83%
Suburban New York City	NY/NJ	(827)	7,708	20.76%	(741)	6,967	19.46%
Philadelphia	PA	(257)	6,195	16.68%	(592)	5,603	15.65%
Boston	MA	0	2,382	6.42%	0	2,382	6.65%
Chicago	IL	0	2,242	6.04%	0	2,242	6.26%
Florida	FL	0	836	2.25%	0	836	2.34%
Portland	ME	(95)	620	1.67%	0	620	1.73%
Total		**(366)**	**37,130**	**100.0%**	**(1,333)**	**35,797**	**100.0%**

Debt Summary Schedule

PROPERTY		LENDER	INTEREST RATE	12/31/09 BALANCE	MATURITY DATE	YEARS TO MATURITY
FIXED RATE SECURED						
Multi-Property		M&T Realty - Freddie Mac	7.575	$ 45,400,000	05/01/10	0.33
East Meadow Apartments - 2nd		M&T Realty - Freddie Mac	5.550	5,933,601	05/01/10	0.33
Selford Townhomes - 2nd		M&T Realty - Freddie Mac	5.550	4,536,477	05/01/10	0.33
Seminary Hill - 2nd		M&T Realty - Freddie Mac	5.550	10,240,993	05/01/10	0.33
South Bay/Woodmont - 2nd		M&T Realty - Freddie Mac	5.550	5,628,810	05/01/10	0.33
Tamarron Apartments - 2nd		M&T Realty - Freddie Mac	5.550	7,584,391	05/01/10	0.33
The Manor (VA) - 2nd		M&T Realty - Freddie Mac	5.550	6,636,588	05/01/10	0.33
Home Properties of Devon		Prudential - Fannie Mae	7.500	28,892,000	10/01/10	0.75
Trexler Park		Prudential - Fannie Mae	7.500	10,140,000	10/01/10	0.75
Multi-Property		Prudential - Fannie Mae	7.250	32,978,000	01/01/11	1.00
Multi-Property		Prudential - Fannie Mae	6.360	8,141,000	01/01/11	1.00
Multi-Property		Prudential - Fannie Mae	6.160	58,881,000	01/01/11	1.00
Orleans Village - 1st		Prudential - Fannie Mae	6.815	43,745,000	01/01/11	1.00
Orleans Village - 2nd		Prudential - Fannie Mae	5.360	22,248,000	01/01/11	1.00
Sherry Lake		Capmark - Freddie Mac	5.180	18,305,046	01/01/11	1.00
Bayview Apartments		M&T Realty - Freddie Mac	4.950	10,882,590	03/01/11	1.16
New Orleans/Arbor Crossing		Prudential - Fannie Mae	4.860	18,146,158	03/01/11	1.16
Racquet Club East - 1st		Prudential - Fannie Mae	6.875	20,171,560	04/01/11	1.25
Racquet Club East - 2nd		Prudential - Fannie Mae	5.490	9,903,080	04/01/11	1.25
Timbercroft Townhomes 1 - 1st		Capmark - HUD	8.500	173,337	05/01/11	1.33
The Meadows at Marlborough	(1)	Prudential - Fannie Mae	5.500	19,851,708	08/01/11	1.58
Lake Grove - 1st		Prudential - Fannie Mae	6.540	24,554,721	12/01/11	1.92
Lake Grove - 2nd		Prudential - Fannie Mae	5.510	10,620,508	12/01/11	1.92
Mount Vernon Square	(1)	KeyBank RE Cap-Fannie Mae	5.490	85,677,472	01/01/12	2.00
Multi-Property Notes Pay		Seller Financing	4.000	249,499	02/01/12	2.09
Timbercroft III - 1st		Capmark - HUD	8.000	325,393	02/01/12	2.09
Castle Club Apartments		NorthMarq - Freddie Mac	7.080	6,317,740	05/01/12	2.33
Gateway Village		Prudential - Fannie Mae	6.885	6,509,894	05/01/12	2.33
The New Colonies		Prudential - Fannie Mae	7.110	18,736,798	06/01/12	2.42
Woodholme Manor		Prudential - Fannie Mae	7.165	3,512,848	07/01/12	2.50
Liberty Place	(1)	CW Capital - Fannie Mae	5.710	6,044,012	11/01/12	2.84
Hackensack Gardens - 1st		JPMorgan Chase - Fannie Mae	5.260	4,475,880	03/01/13	3.17
Hackensack Gardens - 2nd		JPMorgan Chase - Fannie Mae	5.440	4,345,621	03/01/13	3.17
Barrington Gardens		Wachovia - Freddie Mac	4.960	11,181,141	04/01/13	3.25
Topfield Apartments		M&T Realty-Fannie Mae	5.300	6,012,047	04/01/13	3.25
Canterbury Apartments - 1st		M&T Realty-Fannie Mae	5.020	27,356,610	05/01/13	3.33
Canterbury Apartments - 2nd		M&T Realty-Fannie Mae	6.460	16,837,581	05/01/13	3.33
Multi-Property		Prudential - Fannie Mae	6.475	100,000,000	08/31/13	3.67
Heritage Woods Apts	(1)	Oak Grove Capital-Fannie Mae	5.290	4,847,036	09/01/13	3.67
Saddle Brook Apts. - 1st	(1)	Wells Fargo - Fannie Mae	5.840	27,206,172	11/01/13	3.84
Saddle Brook Apts. - 2nd	(1)	Wells Fargo - Fannie Mae	6.290	3,231,324	11/01/13	3.84
Falkland Chase		Centerline - Fannie Mae	5.480	12,236,284	04/01/14	4.25
The Apts. At Wellington Trace		M&T Realty - Freddie Mac	5.520	24,379,882	04/01/14	4.25
Hawthorne Court		Centerline - Fannie Mae	5.270	35,250,391	07/01/14	4.50
Curren Terrace - 1st		M&T Realty - Freddie Mac	5.360	13,746,621	10/01/14	4.75
Curren Terrace - 2nd		M&T Realty - Freddie Mac	5.090	9,958,024	10/01/14	4.75
Westchester West - 1st	(1)	Deutsche Bank - Freddie	6.150	26,950,422	03/01/15	5.17
Westchester West - 2nd	(1)	Deutsche Bank - Freddie	6.640	7,506,557	03/01/15	5.17
Stratford Greens		Capital One Bank	5.750	31,582,765	07/01/15	5.50
Sayville Commons		M&T Realty - Freddie Mac	5.000	40,565,237	08/01/15	5.59
Cypress Place Apartments		Prudential - Fannie Mae	6.555	10,324,433	11/01/15	5.84
Golf Club Apartments		Prudential - Fannie Mae	6.380	33,306,127	11/01/15	5.84
Northwood Apartments		M&T Realty - Freddie Mac	5.500	10,675,000	12/01/15	5.92
Cinnamon Run - 1st		M&T Realty - Freddie Mac	5.250	50,851,749	01/01/16	6.01
Cinnamon Run - 2nd		M&T Realty - Freddie Mac	5.550	5,267,452	01/01/16	6.01
Peppertree Farm - 1st		M&T Realty - Freddie Mac	5.250	78,270,856	01/01/16	6.01
Peppertree Farm - 2nd		M&T Realty - Freddie Mac	5.550	1,915,433	01/01/16	6.01
The Hamptons/Vinings at Hamptons		Prudential - Fannie Mae	5.565	51,775,031	02/01/16	6.09
Devonshire - 1st		Wachovia - Fannie Mae	5.600	37,877,292	04/01/16	6.25
Devonshire - 2nd		Wachovia - Fannie Mae	6.235	8,440,271	04/01/16	6.25
Mid-Island		Prudential - Fannie Mae	5.480	19,735,152	04/01/16	6.25
Owings Run 1 & 2		Prudential - Fannie Mae	5.590	42,704,003	04/01/16	6.25
Country Village		Centerline - Fannie Mae	5.520	19,008,250	06/01/16	6.42
Fox Hall Apartments		Columbia Nat'l - Freddie Mac	5.610	47,000,000	06/01/17	7.42
Mill Towne Village		Prudential - Fannie Mae	5.990	24,239,000	09/01/17	7.67
Royal Gardens Apts.		M&T Realty - Freddie Mac	5.830	47,000,000	11/01/17	7.84
Village Square 1, 2 & 3		Prudential - Fannie Mae	5.810	39,285,000	12/01/17	7.92
Chatham Hill		M&T Realty - Freddie Mac	5.590	45,000,000	01/01/18	8.01
Seminary Towers Apartments		Prudential - Fannie Mae	5.485	53,515,000	07/01/18	8.50
Bonnie Ridge - 1st		Prudential Life	6.600	12,214,461	12/15/18	8.96
Bonnie Ridge - 2nd		Prudential Life	6.160	18,124,769	12/15/18	8.96
Bonnie Ridge - 3rd		Prudential Life	6.070	25,233,881	12/15/18	8.96
Westwood Village		M&T Realty - Freddie Mac	5.680	47,423,024	01/01/19	9.01
Ridgeview at Wakefield Valley		M&T Realty - Freddie Mac	5.750	18,559,075	01/01/19	9.01
The Sycamores		M&T Realty - Freddie Mac	5.710	21,640,454	01/01/19	9.01
Timbercroft III - 2nd		M & T Realty - HUD	8.375	2,368,111	06/01/19	9.42

Debt Summary Schedule

PROPERTY		LENDER	INTEREST RATE	12/31/09 BALANCE	MATURITY DATE	YEARS TO MATURITY
Timbercroft Townhomes 1 - 2nd		M & T Realty - HUD	8.375	1,607,768	06/01/19	9.42
The Brooke at Peachtree		Wells Fargo - Fannie Mae	5.470	12,530,018	07/01/19	9.50
Glen Manor		Prudential - Fannie Mae	5.830	8,024,257	08/01/19	9.59
Ridley Brook		Prudential - Fannie Mae	5.830	13,320,965	08/01/19	9.59
Southern Meadows		Red Mortgage - Fannie Mae	5.360	41,387,784	10/01/19	9.76
Elmwood Terrace		M & T Realty - Fannie Mae	5.560	27,135,600	11/01/19	9.84
Lakeview		Greystone - Fannie Mae	5.310	9,225,000	12/01/19	9.92
The Landings		Prudential - Fannie Mae	5.600	26,550,000	01/01/20	10.01
Dunfield Townhomes		Centerline Capital - HUD	5.250	12,310,874	09/01/28	18.68
Highland House	(1)	Arbor Comml - Fannie Mae	6.320	6,092,456	01/01/29	19.02
Westwoods	(1)	Midland Loan Services - HUD	5.940	3,596,092	06/01/34	24.43
Briggs-Wedgewood	(2)	Berkshire Mtg - HUD	6.000	15,999,325	11/01/34	24.85
WTD AVG - FIXED SECURED			**5.855**	1,908,171,783		**5.35**
VARIABLE RATE SECURED						
William Henry		NorthMarq - Freddie Mac	2.559	21,237,736	12/01/10	0.92
Adjusts Monthly - Freddie 30d Ref + 2.50						
Virginia Village		Wachovia - Freddie Mac	2.049	30,695,321	07/01/15	5.50
Adjusts Monthly - Freddie 30d Ref + 1.99						
Hill Brook Apts		M&T Realty - Freddie Mac	3.525	13,115,247	09/01/16	6.67
Adjusts Monthly - 30L + 2.85 + .44						
Wayne Village		M&T Realty - Freddie Mac	3.622	26,679,829	09/01/16	6.67
Adjusts Monthly - 30L + 3.00 + .387						
Cider Mill Apts		M&T Realty - Freddie Mac	3.405	64,000,000	01/01/17	7.01
Adjusts Monthly - 30L + 2.89 + .31						
The Heights at Marlborough		PNC Real Estate	3.605	24,050,000	01/01/17	7.01
Adjusts Monthly - 30L + 3.02 + .35						
Falkland Chase		Montgomery Cty HOC-Fannie	1.320	24,695,000	10/01/30	20.76
Adjusts Weekly - BMA Index + 1.10						
WTD AVG - VARIABLE SECURED			**2.921**	204,473,133		**7.75**
WTD AVG - TOTAL SECURED DEBT			**5.572**	2,112,644,916		**5.59**
FIXED RATE UNSECURED						
Exchangeable Senior Notes			5.750	136,136,019	11/01/26	16.85
VARIABLE RATE UNSECURED - LINE OF CREDIT						
Unsecured Line of Credit		M and T Bank et. al.	4.750	53,500,000	08/31/12	2.67
Adjusts Daily 30 LIBOR (Floor 1.50) + 3.25						
TOTAL COMBINED DEBT			**5.563**	**$ 2,302,280,935**		**6.18**
% OF PORTFOLIO - FIXED				**88.8%**		

WTG AVG - TOTAL SECURED DEBT	**5.572**	**5.59**
WTD AVG - TOTAL PORTFOLIO	**5.563**	**6.18**

(1) General ledger balance and rate have been adjusted pursuant to ASC 805 to reflect fair market value of debt.
(2) Affordable general partner minority interest property consolidated pursuant to ASC 810.

MATURING DEBT SCHEDULE							
YEAR OF MATURITY	FIXED RATE			VARIABLE RATE		TOTAL DEBT	
	WTD AVG RATE	DEBT		WTD AVG RATE	DEBT	DEBT	% OF TOTAL
2010	6.89	$ 124,992,860		2.56	$ 21,237,736	$ 146,230,596	6.92%
2011	6.13	298,601,708		-	-	298,601,708	14.13%
2012	5.94	127,373,656		-	-	127,373,656	6.03%
2013	6.00	205,493,412		-	-	205,493,412	9.73%
2014	5.35	95,571,202		-	-	95,571,202	4.52%
2015	5.83	160,910,541		2.05	30,695,321	191,605,862	9.07%
2016	5.45	315,845,489		3.59	39,795,076	355,640,565	16.83%
2017	5.78	157,524,000		3.46	88,050,000	245,574,000	11.62%
2018	5.78	154,088,111		-	-	154,088,111	7.29%
2019 - 2042	5.66	267,770,803		1.32	24,695,000	292,465,803	13.84%
TOTAL	5.86	$ 1,908,171,783		2.92	$ 204,473,133	$ 2,112,644,916	100.00%

Debt Summary Schedule

Unencumbered Properties

Property	# Units	Market	State
Morningside Heights	1,050	Baltimore	MD
The Coves at Chesapeake	469	Baltimore	MD
Gardencrest	696	Boston	MA
Stone Ends Apartments	280	Boston	MA
The Townhomes of Beverly	204	Boston	MA
The Village at Marshfield	276	Boston	MA
Blackhawk Apartments	371	Chicago	IL
Courtyards Village	224	Chicago	IL
The Colony	783	Chicago	IL
Cambridge Village	82	Long Island	NY
Heritage Square	80	Long Island	NY
Holiday Square	144	Long Island	NY
Yorkshire Village	40	Long Island	NY
Liberty Commons	120	Portland	ME
East Hill Gardens	33	Northern NJ	NJ
Jacob Ford Village	270	Northern NJ	NJ
Pleasure Bay	270	Northern NJ	NJ
Windsor Realty	67	Northern NJ	NJ
Glen Brook	177	Philadelphia	PA
Racquet Club South	103	Philadelphia	PA
Trexler Park West	216	Philadelphia	PA
Braddock Lee	255	Suburban Washington, DC	DC
Woodleaf Apartments	228	Suburban Washington, DC	DC
Total Number of Units:	**6,438**		
Total Number of Properties:	**23**		

Recurring Capital Expenditure Summary

Effective January 1, 2009, the Company updated its estimate of the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment. The Company now estimates that the annual amount is $800 per apartment unit compared to $780 per apartment unit in the prior year. This new amount better reflects current actual costs since the last update.

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/bath cabinets, new roofs, site improvements and various exterior building improvements.   Non-recurring, revenue generating upgrades include, among other items: community centers, new windows, and kitchen/bath apartment upgrades. Revenue generating capital improvements will directly result in increased rental earnings or expense savings. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

Category	Capitalized Cost Per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost Per Unit Per Year[3]	Total Cost Per Unit Per Year
Appliances	$ 1,436	9	$ 160	$ 13	$ 173
Blinds/shades	135	3	45	7	52
Carpets/cleaning	770	4	193	180	373
Computers, equipment, misc. [4]	120	6	20	18	38
Contract repairs	-	-	-	147	147
Exterior painting [5]	84	3	28	-	28
Flooring	250	9	28	-	28
Furnace/air (HVAC)	824	24	34	105	139
Hot water heater	260	7	37	-	37
Interior painting	-		-	205	205
Kitchen/bath cabinets upgrades	1,200	15	80	-	80
Landscaping site	-	-	-	131	131
New roof	800	24	33	-	33
Parking lot site	540	15	36	-	36
Pool/exercise facility	119	15	8	54	62
Windows major	1,505	20	75	-	75
Miscellaneous [6]	385	17	23	-	23
Total	$ 8,428		$ 800	$ 860	$ 1,660

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $860 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same-store expense detail schedule.

[4] Includes computers, office equipment/furniture, and maintenance vehicles.

[5] The level of exterior painting may be lower than other similarly titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

[6] Includes items such as: balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure Summary

The Company estimates that on an annual basis $800 and $780 per unit is spent on recurring capital expenditures in 2009 and 2008, respectively. During the three months ended December 31, 2009 and 2008, approximately $200 and $195 per unit, respectively, was estimated to be spent on recurring capital expenditures. For the twelve months ended December 31, 2009 and 2008, approximately $800 and $780 per unit, respectively, was estimated to be spent on recurring capital expenditures. The table below summarizes the actual total capital improvements incurred by major categories and an estimate of the breakdown of total capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements for the three and twelve months ended December 31, 2009 as follows:

For the three months ended December 31, 2009
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[(a)]	Non-Recurring Cap Ex	Per Unit[(a)]	Total Capital Improvements	Per Unit[(a)]
New buildings	$ -	$ -	$ 94	$ 3	$ 94	$ 3
Major building improvements	1,121	32	3,676	103	4,797	135
Roof replacements	294	8	378	11	672	19
Site improvements	391	11	1,379	39	1,770	50
Apartment upgrades	1,405	39	4,683	132	6,088	171
Appliances	1,130	32	-	-	1,130	32
Carpeting/flooring	1,966	55	779	22	2,745	77
HVAC/mechanicals	632	18	2,500	70	3,132	88
Miscellaneous	178	5	239	7	417 / 12	
Totals	$ 7,117 / 200	$ 13,728	$ 387	$ 20,845	$ 587	$

[(a)] Calculated using the weighted average number of units owned, including 34,768 core units, and 2008 acquisition units of 813 for the three months ended December 31, 2009.

For the twelve months ended December 31, 2009
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[(b)]	Non-Recurring Cap Ex	Per Unit[(b)]	Total Capital Improvements	Per Unit[(b)]
New Buildings	$ -	$ -	$ 723	$ 20	$ 723	$ 20
Major building improvements	4,483	125	9,908	278	14,391	403
Roof replacements	1,174	33	1,591	45	2,765	78
Site improvements	1,566	44	3,974	112	5,540	156
Apartment upgrades	5,717	161	17,733	498	23,450	659
Appliances	4,430	125	82	2	4,512	127
Carpeting/Flooring	7,863	221	2,817	79	10,680	300
HVAC/Mechanicals	2,526	71	6,684	188	9,210	259
Miscellaneous	706 / 20		1,164	33	1,870 / 53	
Totals	$ 28,465 / 800	$	$ 44,676	$ 1,255	$ 73,141 / 2,055	$

[(b)] Calculated using the weighted average number of units owned, including 34,768 core units, and 2008 acquisition units of 813 for the twelve months ended December 31, 2009.

Capital Expenditure Summary

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended December 31, 2009
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[c]	Non-Recurring Cap Ex	Per Unit[c]	Total Capital Improvements	Per Unit[c]
Core Communities	$ 6,954	$ 200	$ 12,728	$ 366	$ 19,682	$ 566
2008 Acquisition Communities	163 / 200		1,000	1,230	1,163 / 1,430	
Sub-total	7,117	200	13,728	387	20,845	587
2009 Disposed Communities	15	106	0	2	15	108
2008 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures [1]	-	-	-	-	733	-
	$ 7,132 / 200	$	$ 13,728	$ 384	$ 21,593 / 584	$

[c] Calculated using the weighted average number of units owned, including 34,768 core units, 2008 acquisition units of 813 and 2009 disposed units of 139 for the three months ended December 31, 2009.

For the twelve months ended December 31, 2009
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[d]	Non-Recurring Cap Ex	Per Unit[d]	Total Capital Improvements	Per Unit[d]
Core Communities	$ 27,815	$ 800	$ 41,726	$ 1,200	$ 69,541	$ 2,000
2008 Acquisition Communities	650 / 800		2,950	3,628	3,600 / 4,428	
Sub-total	28,465	800	44,676	1,255	73,141	2,055
2009 Disposed Communities	418	776	216	401	634	1,177
2008 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures [1]	-	-	-	-	1,959	-
	$ 28,883 / 800	$	$ 44,892	$ 1,243	$ 75,734 / [illegible]	$

[1] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements.

[d] Calculated using the weighted average number of units owned, including 34,768 core units, 2008 acquisition units of 813 and 2009 disposed units of 539 for the twelve months ended December 31, 2009.

Adjusted Net Operating Income - Core Properties

($ in thousands)

	Quarter 12/31/2009	Quarter 12/31/2008	Change
Net Operating Income	$ 70,796	$ 69,993	1.1%
Less: Non Recurring Cap Ex @ 6%	(764)	-	-
Adjusted Net Operating Income	$ 70,032 / 69,993	$	0.1%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Development Communities as of December 31, 2009
($ in thousands)

	Property Type	# of Units at Completion	Estimated Costs	Estimated Costs Per Unit	Costs Incurred	Construction Start	Initial Occupancy	Construction Completion	% Physical Occupancy
Under construction:									
1200 East West Highway Silver Spring, MD	High Rise	247	$ 82,000	$ 332.0	$ 72,872	2Q 07	1Q 10	2Q 10	n/a
Courts at Huntington Station Alexandria, VA	Podium	421	127,000	301.7	79,624	1Q 08	2Q 10	2Q 11	n/a
Total		668	$ 209,000	$ 312.9					
Pre-construction:									
Falkland North Silver Spring, MD	High Rise	tbd	tbd	tbd	1,892	tbd	tbd	tbd	n/a
Ripley Street * Silver Spring, MD	High Rise	300	tbd	tbd	18,580	tbd	tbd	tbd	n/a
Total					$ 172,968				

* Preliminary estimates. A site plan for construction of up to 314 apartment units has been filed. More detail will be provided in subsequent quarters.

Home Properties Cash Flow Projection *

	ACTUAL	PROJECTED	PROJECTED
	2009	**2010**	**2011**
Beginning cash on hand (line of credit balance)	$ (71,000)	$ (53,500)	$ 27,365
FFO 146,171		137,600	147,000
Normal capital replacements	(29,069)	(29,900)	(30,800)
ABP 14-1 non-cash interest expense	1,968	2,082	1,781
AFFO	119,070	109,782	117,981
Dividends (120,979)		(110,200)	(112,700)
AFFO less dividends	(1,909)	(418)	5,281
AFFO payout ratio	101.6%	100.4%	95.5%
Stock buy back	-	-	-
Stock issuance	39,032	108,000	-
Upgrading & repositioning cap ex	(52,468)	(61,000)	(70,000)
Acquisitions	-	(100,000)	(100,000)
Secured financing assumed or placed new	-	70,000	70,000
Net cash flow used for acquisitions	-	(30,000)	(30,000)
Disposition gross proceeds - named	108,700	16,000	-
Disposition debt	(42,028)	(16,000)	-
Disposition gross proceeds - unnamed	-	-	50,000
Disposition debt - unnamed	-	-	(25,000)
Net cash flow provided from dispositions	66,672	-	25,000
Development needs for projects in pipeline	(72,456)	(46,500)	(10,000)
Debt Activity			
Required mortgage principle amortization	(26,772)	(26,800)	(26,800)
Maturing secured debt - per 12/31/2009 average debt schedule	(18,510)	(146,200)	(298,600)
Refinance certain 2010 maturities in 2009	(182,572)		
Net 2009 maturities as adjusted	(201,082)		
Refinance certain 2011 maturities in 2010		(202,500)	202,500
Net 2010 maturities as adjusted		(348,700)	
Net 2011 maturities as adjusted			(96,100)
Maturing convertible senior notes	-	-	(140,000)
Net cash flow used for debt reductions	(227,854)		(262,900)
Gross proceeds from refinancing net 2009 maturities as adjusted	159,048		
Gross proceeds from refinancing net 2010 maturities as adjusted		479,700	
Gross proceeds from refinancing net 2011 maturities as adjusted			121,000
Secured debt on properties from unencumbered pool	107,435	-	145,000
Net cash flow provided from debt increases	266,483	479,700	266,000
Net cash flow	17,500	74,282	(76,619)
Beginning cash balance as source of funds		6,583	
Ending cash on hand (line of credit balance)	$ (53,500)	$ 27,365	$ (49,255)

Debt statistics and ratios at period end			
Debt to total market cap based on equity trading value	51.1%	50.7%	50.7%
Unencumbered pool as % of total property	20.2%	21.2%	16.9%

*Assumptions and projections detailed in this presentation are for discussion purposes only. Data does not constitute guidance. Certain assumptions have been made to "stress" the balance sheet.

2010 Earnings Guidance		**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Year**
2010 compared to 2009						
FFO per share - **2010** guidance		$.65 - $.71	$.68 - $.74	$.72 - $.78	$.70 - $.76	$2.75 - $2.99
Midpoint of guidance		$0.68	$0.71	$0.75	$0.73	$2.87
FFO per share - **2009** actual		$0.794	$0.838	$0.814	$0.773	$3.219
Improvement projected		-14.4%	-15.3%	-7.9%	-5.6%	-10.8%

Assumptions for midpoint of guidance:						
Same store revenue growth	see notes (1) & (2)	-0.5%	0.8%	0.1%	0.5%	0.2%
Same store expense growth	see note (3)	3.1%	4.8%	1.2%	3.4%	3.1%
Same store NOI growth		-3.3%	-2.0%	-0.7%	-1.7%	-1.9%

Note: If no other variables changed other than the NOI run rate, the NOI needed to produce the FFO range of $2.75 to $2.99 would be from a low of -3.9% to a high of + 0.1%, with the midpoint above of -1.9%.

Assumption for occupancy in guidance:					
Same store **2010** physical occupancy	94.6%	94.9%	95.1%	94.8%	94.8%
Same store **2009** physical occupancy	94.3%	95.0%	95.1%	95.0%	94.8%
Change in occupancy	0.3%	-0.1%	0.0%	-0.2%	0.0%

Annual growth by region:	**2009**		**2010** Same Store Growth Projection	
	% of NOI	Revenue	Expenses	NOI
Boston 7.5%		-0.4%	-0.7%	-0.3%
Baltimore 20.0%		1.0%	3.4%	-0.6%
Washington, DC	29.2%	0.8%	3.4%	-0.9%
New Jersey/Long Island/Hudson Valley	22.5%	-0.5%	1.9%	-2.3%
Florida 1.7%		-1.0%	0.5%	-2.7%
Philadelphia	13.5%	-0.1%	3.6%	-3.2%
Maine 1.4%		0.1%	4.9%	-3.0%
Chicago *	4.2%	-0.5%	11.7%	-11.2%
Total	100.0%	0.2%	3.1%	-1.9%

* Chicago is projected to have above average expense growth due to increased real estate taxes projected. 2009 included special refunds that will not be repeated in 2010.

Significant first quarter winter storms will add $1 million to expenses. If not for these storms, operating & maintenance expenses would have been up 2.7% (vs 3.1% projected) and NOI would have been down 1.6% (vs -1.9% projected).

(1) Rental rates are projected to decrease 0.1%. Economic occupancy is projected to be flat year over year, resulting in -0.1% rental revenue growth.

(2) Property other income is expected to increase the -0.1% rental revenue growth to 0.2% total revenue growth. Driving this increase is a **$1.5 million marginal increase in utility recovery income.**

		(In thousands)			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Year**
Utility recovery - 2010	$ 7,700	$ 5,200	$ 3,700	$ 4,700	$ 21,300
Utility recovery - 2009	$ 7,249	$ 3,674	$ 3,526	$ 5,318	$ 19,767
Increase (decrease)	$ 451	$ 1,526	$ 174	$ (618)	$ 1,533

2010 Earnings Guidance

(3) Expense growth rates assumed for the midpoint of guidance for every expense category are as follows:

		% of Total Expenses	% Increase Over 2009
	Electricity	4.3%	3.2%
(a)	Natural gas heating costs	8.5%	-3.1%
	Water and sewer	7.2%	5.0%
	Repairs and maintenance	14.8%	3.9%
(b)	Total personnel costs	23.1%	6.5%
(c)	Real estate taxes	22.8%	2.9%
	Property insurance	4.5%	-3.2%
	Advertising	2.0%	1.1%
(d)	Legal & Professional	0.6%	-21.5%
	Office & telephone	2.7%	0.0%
(e)	Snow removal	0.8%	48.2%
	Trash	1.7%	6.4%
	Property management G & A	7.0%	2.3%
		100.0%	3.1%

(a) Heating costs are projected to decrease 3.1% based on lower costs per decatherm locked in for 2010 versus 2009 actual.

(b) This includes $300 thousand or 0.7% for snow removal overtime, $500 thousand or 1.1% for health insurance, and $800 thousand or 1.8% for property site bonus. In 2009, our property NOI results outperformed our peers, but missed our internal budgets such that the site bonus levels were down substantially. We are budgeting more normalized levels in 2010.

(c) Real estate taxes include expected assessment reductions that limit the increase.

(d) Large payments were made on this line item in 2009 due to successful tax assessment reductions. This level is expected to be reduced considerably in 2010.

(e) We have included $700 thousand additional costs in the first quarter for the recent severe winter storms.

(4) G & A costs are expected to increase 0.4%. The run rate is projected as follows:

		First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Year
2010 projected	$	5,700	$	7,100	$	5,900	$	5,900	$	24,600
2009 Actual	$	5,900	$	6,300	$	6,100	$	6,200	$	24,500
Increase (decrease)	$	(200)	$	800	$	(200)	$	(300)	$	100

(In thousands)

(5) Interest and dividend income is expected to have a run rate of approximately $5 thousand per quarter. The run rate is projected as follows:

		First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Year
2010 projected	$	5	$	5	$	5	$	5	$	20
2009 Actual	$	8	$	6	$	4	$	41	$	59
Increase (decrease)	$	(3)	$	(1)	$	1	$	(36)	$	(39)

(In thousands)

2010 Earnings Guidance

(6) Other income is expected to be approximately $30 thousand per quarter. The year over year decrease is due to third party fee income and some miscellaneous items that will not be repeated in 2010.

		First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Year
		(In thousands)								
2010 projected	$	50	$	30	$	30	$	30	$	140
2009 Actual	$	278	$	90	$	29	$	303	$	700
Increase (decrease)	$	(228)	$	(60)	$	1	$	(273)	$	(560)

(7) Interest Expense is projected as follows:

		First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Year
		(In thousands)								
Development properties placed in service	$	50	$	600	$	1,150	$	1,650	$	3,450
All other interest expense (including acquisitions)	$	30,100	$	29,800	$	30,550	$	30,750	$	121,200
2010 projected run rate	$	30,150	$	30,400	$	31,700	$	32,400	$	124,650

(8) Development NOI 2010 projected run rate	$	(25)	$	125	$	700	$	1,200	$	2,000

(9) Acquisition level of $100 million spread throughout the year

(10) No dispositions assumed for year

(11) Finish out balance of ATM equity program, raising net proceeds of approximately $108 million.

(12) Assumed weighted average shares/units outstanding on a diluted basis, full year 2010, in thousands   48,000

(13) Reconciliation of 2009 FFO to 2010 FFO by quarter

		First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Year
2009 FFO as reported	$	0.790	$	0.840	$	0.810	$	0.770	$	3.220
Reduced SS property adjusted NOI		(0.070)		(0.050)		(0.028)		(0.042)		(0.190)
Dilution from development properties placed in service		-		(0.014)		(0.008)		(0.008)		(0.030)
Higher LOC interest costs		(0.017)		(0.016)		(0.012)		-		(0.045)
Dilution from equity issuance (ATM)		(0.015)		(0.010)		(0.010)		(0.005)		(0.040)
2009 property sales dilution		(0.010)		(0.010)		(0.005)		-		(0.025)
2010 expensing of acquisition costs		-		(0.003)		(0.003)		-		(0.006)
Other income		(0.005)		-		-		(0.006)		(0.011)
G&A		0.004		(0.015)		0.004		0.006		(0.001)
Misc		0.003		(0.012)		0.002		0.015		(0.002)
Total reduced FFO		(0.110)		(0.130)		(0.060)		(0.040)		(0.350)
2010 FFO midpoint	$	0.680	$	0.710	$	0.750	$	0.730	$	2.870